Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Updates Revenue Expectations for Fourth Quarter 2015

Ottawa, Canada, March 5, 2015 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced updated revenue expectations of approximately $44 million for its fourth quarter of fiscal year 2015, ended February 28, 2015. Revenue is lower than expected because of the uneven timing of installation services revenue, shipments that did not make the Q4 cut off, and delays in equipment orders, which are now expected to be received in fiscal year 2016.

Revenue for the full fiscal year 2015 is expected to be approximately $158 million, which represents growth of approximately 75% over fiscal year 2014.

These updated revenue expectations are preliminary, have not been reviewed by DragonWave’s external auditors, and are subject to completion of customary quarterly closing and internal review procedures, as well as our annual external audit. Revenue figures are in U.S. dollars.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties, including the completion of the annual external audit process. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by

DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:	Media Contact:
John Lawlor	Nadine Kittle	Becky Obbema
Investor Relations	Marketing Communications	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
jlawlor@dragonwaveinc.com	nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2424	Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024